Kidston Gold Mines Limited

ABN 68 009 593 711

02034302

02 MAY 23 AM 10:21

Our ref: SAM:VM:10.116.1
Your ref:

11 April 2002

SUPPL

Mr Mark Saunders
Greenberg Traurig
MetLife Building
200 Park Avenue
NEW YORK NY 10166
USA

AIR MAIL

Dear Sir,

Re: Kidston Gold Mines Limited
Quarterly Report to Shareholders for the period ended 31 March 2002; and Monthly Cash Flow Reports (unaudited) for months ended 28 February 2002 and 31 March 2002

Would you please ensure a copy of the **enclosed** letter and releases are lodged with the United States Securities and Exchange Commission (File No. 82-2351).

Yours faithfully

S A Mc

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

Tel: (07) 3510 6700
Fax: (07) 3510 6740

Level 2, 189 Coronation Drive
Milton QLD 4064

GPO BOX 465
BRISBANE QLD 4001

P:\Legal\Media Releases etc\020411Ltr to Greenberg Traurig (USA)MCF.doc

Kidston Gold Mines Limited

ABN 68 009 593 711

11 April 2002

File: OP1-14

The United States Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street North West
Washington DC 20549
USA

82-2351

Dear Sir/Madam

re: Kidston Gold Mines Limited
Quarterly Report to Shareholders for the period ended 31 March 2002; and Monthly Cash Flow Reports (unaudited) for months ended 28 February 2002 and 31 March 2002

Please find enclosed copy of the abovementioned releases issued by Kidston Gold Mines Limited.

Yours faithfully

Stuart MacKenzie
Company Secretary
KIDSTON GOLD MINES LIMITED

encl

Tel: (07) 3510 6700
Fax: (07) 3510 6740

Level 2, 189 Coronation Drive
Milton QLD 4064

GPO BOX 465
BRISBANE QLD 4001

P:\Legal\Media Releases etc\020411-USA ltr2MCF.doc

Kidston Gold Mines Limited

ABN 68 009 593 711

02 MAY 23 AM 10: 27

Our ref: SAM:VM10-116-1
Your ref:

11 April 2002

Australian Stock Exchange Limited
Company Announcements Office
Ground Floor Reception
20 Bridge Street
SYDNEY NSW 2000

By Fax: 1300 300 021

Dear Sir/Madam,

Re: Kidston Gold Mines Limited
Quarterly Report to Shareholders for the period ended 31 March 2002
Monthly Cash Flow Reports (unaudited)
for the months ended 28 February 2002 and 31 March 2002

Please find enclosed:

1. Quarterly Report to Shareholders for the period ended 31 March 2002; and

2. monthly cash flow reports (unaudited) for the months ended 28 February 2002 and 31 March 2002.

Yours faithfully

S A Mack

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited

Tel: (07) 3510 6700
Fax: (07) 3510 6740

Level 2, 189 Coronation Drive
Milton QLD 4064

GPO BOX 465
BRISBANE QLD 4001

P:\Legal\10-116\020411LTR ASX monthly cash flows feb & march.doc

KIDSTON GOLD MINES LIMITED

A.B.N. 68 009 593 711

02 MAY 23 AM 10: 2

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE PERIOD ENDED 31 MARCH 2002

OVERVIEW

- *Rehabilitation of the site has progressed well throughout the quarter despite heavy rainfalls.*
- The remaining equipment will be auctioned on 11 April 2002.

FINANCE RESULTS

- Net profit for the quarter was $0.24 million (0.2 cents per share) from gold recovered from carbon and remnant slag processing. This compares with a net profit of $14.0 million (11.2 cents per share) in the first quarter of 2001.
- Rehabilitation expenditure for the quarter was $1.9 million.
- Other closure costs including redundancy payments were $1.4 million for the quarter.

PROPOSED PARTIAL CAPITAL REDUCTION

- On 6 March 2002, the company announced that it will implement a capital reduction to return to shareholders funds that are in excess of the company's requirements. The company proposes to return to shareholders $20,000,000 subject to the report of an Independent Expert as to whether the proposed partial return of capital is fair and reasonable.

  Any return of capital must be approved by shareholders at the Annual General Meeting to be held on 30 May 2002 in Brisbane. It is proposed that, if shareholders approve the partial return of capital, trading of the company's shares on Australian Stock Exchange Limited ("ASX") will be suspended shortly after the Annual General Meeting and that, following implementation of the partial return of capital, the company be de-listed from ASX.

  The company intends to return the balance of the company's funds (less the amounts required to finalise rehabilitation) once the mine closure plan has been finally approved by the Environmental Protection Agency (the "EPA") and the funding for on-going rehabilitation has been determined. The *timing will depend on a number of matters including the length of time necessary to obtain the* approval of the EPA for the company's mine closure plans.

MINING AND PRODUCTION

- Mine operations and gold production ceased in 2001.

FINAL AUCTION

- The final auction of the remaining equipment has been rescheduled for 11 April 2002.

EXPLORATION

- As reported previously, exploration activities have ceased.

HEALTH AND SAFETY

- Kidston has continued to maintain its excellent safety record.

ENVIRONMENT

- The mine remained in compliance during the quarter.
- Site rehabilitation is progressing with the plant site having now been dismantled and all scrap is in the final stages of removal. Rehabilitation earthworks have progressed on the tailings dam spillway, primary and secondary settling ponds and general drainage works and contouring.

STATEMENT OF FINANCIAL PERFORMANCE (unaudited)

(thousands of dollars)	**Quarter ended 31 March 2002**	**Quarter ended 31 March 2001**
Sales Revenue	243	39,202
Cost of Sales	-	(22,675)
Gross Profit	243	16,527
Other revenue from ordinary activities	(8)	2,572
Depreciation and amortisation expenses	-	(5,130)
Borrowing costs expense	-	-
Other expenses from ordinary activities	-	(16)
Profit From Ordinary Activities Before Income Tax Expense	235	13,953
Income Tax Expense Relating to Ordinary Activities	-	-
Net Profit	235	13,953
Net Profit Attributable To Members Of Kidston Gold Mine Limited	235	13,953
Total Changes in Equity	235	13,953
Basic earnings per share	0.2 cents	11.2 cents

Note – March 2001 comparative amounts have been restated to comply with accounting standards AASB 1004 and AASB 1018.

STATEMENT OF CASH FLOWS (unaudited)

(thousands of dollars)	Quarter ended 31 March 2002	Quarter ended 31 March 2001
Net cash flows from operating activities............(1)	(3,232)	16,849
Investing activities		
Funds from sale of property, plant & equipment (net)	114	13
Financing activities		
Dividends Paid	-	-
Borrowings / (Repayments).................................	-	-
Net increase in cash..	(3,118)	16,862
Cash beginning of period	33,273	4,169
Cash end of period..	30,155	21,031

(1) Net cash flows from operating activities comprise net earnings adjusted for non-cash items deducted from earnings and cash items relating to operations but excluded from the determination of profit for the quarter ended 31 March 2002.

STATEMENT OF FINANCIAL POSITION (unaudited)

(thousands of dollars)	31 March 2002	31 December 2001
Assets		
Cash	30,155	33,273
Other current assets...	2,256	2,338
Total current assets..	32,411	35,611
Property, plant and equipment...............................	-	-
Other non-current assets	2,875	2,875
	35,286	38,486
Liabilities and Shareholders' Equity		
Current liabilities..	1,836	5,271
Other non-current liabilities	1,505	1,505
Shareholders' Equity		
Share capital	25,000	25,000
Reserves	-	-
Retained profits / (Accumulated losses)	6,945	6,710
	35,286	38,486

OPERATIONS SUMMARY

MINE OPERATIONS	Quarter ended 31 March 2002	Quarter ended 31 March 2001
Mining		
Total tonnes	Nil	2,346,500
Processing		
Total tonnes	Nil	1,701,459
Average tonnes / day	N/A	18,905
Average head grade: grams gold/tonne	N/A	1.34
Gold recovery rate %	N/A	87
Gold Production (gold poured basis)		
Kilograms	Nil	1,998
Troy ounces	Nil	64,260
Gold Sales		
Kilograms	18	1,997
Troy ounces	571	64,200
Average price $A/ounce	531	606
Costs $A		
Cash operating costs per ounce (1)	N/A	361
Total costs per ounce (2)	N/A	454

For further information please contact:

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited
Tel: 07 3510 6712

All monetary amounts in this report are quoted in Australian dollars unless stated otherwise.

Shareholders please note that matters relating to shareholdings, including notices of change of address, should be directed to the Company's share registrars,
ASX Perpetual Registrars Ltd, 580 George Street, Sydney NSW 2000.
Tel: 02 8280 7100

Monthly cash flow report (unaudited)

Name of entity

Kidston Gold Mines Limited

ABN	Month ended ("current month")
68 009 593 711	28 February 2002

Consolidated statement of cash flows

	Cash flows related to operating activities		Current month $A'000	Year to date (2 months) $A'000
1.1	Receipts from product sales and related debtors		Nil	117
1.2	Payments for	(a) exploration and evaluation	Nil	Nil
		(b) development	Nil	Nil
		(c) production	(1,037)	(1,916)
		(d) administration	Nil	Nil
1.3	Dividends received		Nil	Nil
1.4	Interest and other items of a similar nature received		145	180
1.5	Interest and other costs of finance paid		(7)	(11)
1.6	Income taxes paid		Nil	Nil
1.7	Other – Environmental deposit		Nil	Nil
	Net Operating Cash Flows		(899)	(1,630)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	Nil	Nil
		(b)equity investments	Nil	Nil
		(c) other fixed assets	Nil	Nil
1.9	Proceeds from sale of:	(a)prospects	Nil	Nil
		(b)equity investments	Nil	Nil
		(c)other fixed assets	12	95
1.10	Loans to other entities		Nil	Nil
1.11	Loans repaid by other entities		Nil	Nil
1.12	Other (Proceeds from sale of property, plant & equipment)		Nil	Nil
	Net investing cash flows		12	95
1.13	Total operating and investing cash flows (carried forward)		Nil	Nil

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	Nil	Nil
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	Nil	Nil
1.15	Proceeds from sale of forfeited shares	Nil	Nil
1.16	Proceeds from borrowings	Nil	Nil
1.17	Repayment of borrowings	Nil	Nil
1.18	Dividends paid	Nil	Nil
1.19	Other (provide details if material)	Nil	Nil
	Net financing cash flows	Nil	Nil
	Net increase (decrease) in cash held	(887)	(1,535)
1.20	Cash at beginning of month/year to date	32,625	33,273
1.21	Exchange rate adjustments to item 1.20	Nil	Nil
1.22	**Cash at end of month**	31,738	31,738

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ......S A Mck......... Date: ...11 April 2002...
(~~Director~~/Company secretary)

Print name: ......S.A. MacKenzie......

Notes

1 The monthly report provides a basis for informing the market how the entity's activities have been financed for the past month and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

+ See chapter 19 for defined terms.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Monthly cash flow report (unaudited)

Name of entity

Kidston Gold Mines Limited

ABN	Month ended ("current month")
68 009 593 711	31 March 2002

Consolidated statement of cash flows

	Cash flows related to operating activities		Current month $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors		Nil	117
1.2	Payments for	(a) exploration and evaluation	Nil	Nil
		(b) development	Nil	Nil
		(c) production	(1,712)	(3,628)
		(d) administration	Nil	Nil
1.3	Dividends received		Nil	Nil
1.4	Interest and other items of a similar nature received		115	295
1.5	Interest and other costs of finance paid		(5)	(16)
1.6	Income taxes paid		Nil	Nil
1.7	Other – Environmental deposit		Nil	Nil
	Net Operating Cash Flows		(1,602)	(3,232)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	Nil	Nil
		(b)equity investments	Nil	Nil
		(c) other fixed assets	Nil	Nil
1.9	Proceeds from sale of:	(a)prospects	Nil	Nil
		(b)equity investments	Nil	Nil
		(c)other fixed assets	19	114
1.10	Loans to other entities		Nil	Nil
1.11	Loans repaid by other entities		Nil	Nil
1.12	Other (Proceeds from sale of property, plant & equipment)		Nil	Nil
	Net investing cash flows		19	114
1.13	Total operating and investing cash flows (carried forward)		Nil	Nil

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	Nil	Nil
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	Nil	Nil
1.15	Proceeds from sale of forfeited shares	Nil	Nil
1.16	Proceeds from borrowings	Nil	Nil
1.17	Repayment of borrowings	Nil	Nil
1.18	Dividends paid	Nil	Nil
1.19	Other (provide details if material)	Nil	Nil
	Net financing cash flows	Nil	Nil
	Net increase (decrease) in cash held	(1,583)	(3,118)
1.20	Cash at beginning of month/year to date	31,738	33,273
1.21	Exchange rate adjustments to item 1.20	Nil	Nil
1.22	**Cash at end of month**	30,155	30,155

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ......S. A. Mack...... Date: ......11 April 2002

(~~Director~~/Company secretary)

Print name: ......S. A. MacKenzie......

Notes

1 The monthly report provides a basis for informing the market how the entity's activities have been financed for the past month and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

+ See chapter 19 for defined terms.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Kidston Gold Mines Limited

ABN 68 009 593 711

Our ref: SAM:VM:10.116.1
Your ref:

02 MAY 23 AM 10:1

30 April 2002

Mr Mark R. Saunders
Global Markets Capital Corporation
The Chrysler Building
405 Lexington Avenue 45th Floor
New York, New York 10174
USA

SUPPL

AIR MAIL

Dear Sir,

Re: Kidston Gold Mines Limited
Annual General Meeting & Proposed Partial Return of Capital

Would you please ensure a copy of the **enclosed** letter and release are lodged with the United States Securities and Exchange Commission (File No. 82-2351).

Yours faithfully

S A Mc

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited

Kidston Gold Mines Limited
ABN 68 009 593 711

30 April 2002

File: OP1-14

The United States Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street North West
Washington DC 20549
USA

82-2351

Dear Sir/Madam

Re: Kidston Gold Mines Limited
Annual General Meeting & Proposed Partial Return of Capital

Please find enclosed copy of the abovementioned release issued by Kidston Gold Mines Limited.

Yours faithfully

Stuart MacKenzie
Company Secretary
KIDSTON GOLD MINES LIMITED

encl

Tel: (07) 3510 6700
Fax: (07) 3510 6740
Level 2, 189 Coronation Drive
Milton QLD 4064
GPO BOX 465
BRISBANE QLD 4001

P:\Legal\Media Releases etc\020430-USA ltr2MCF.doc

Kidston Gold Mines Limited

ABN 68 009 593 711

02 MAY 23 AM 10:1

Our ref: SAM:VM10-116-1
Your ref:

AUSTRALIAN STOCK EXCHANGE
KGM000084

30 April 2002

Australian Stock Exchange Limited
Company Announcements Office
Ground Floor Reception
20 Bridge Street
SYDNEY NSW 2000

By Fax: 1300 300 021

Dear Sir/Madam,

Re: Kidston Gold Mines Limited
Annual General Meeting & Proposed Partial Return of Capital

Please find enclosed:

1. Notice of Meeting;

2. Explanatory Statement and Independent Expert's Report for the Proposed Partial Return of Capital; and

3. Form of Proxy.

The Company released its Annual Report 2001 & Sustainability Report 2001 to Australian Stock Exchange Limited on 29 April 2002.

Yours faithfully

S A Mc

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited

Tel: (07) 3510 6700
Fax: (07) 3510 6740
Level 2, 189 Coronation Drive
Milton QLD 4064
GPO BOX 465
BRISBANE QLD 4001
P:\Legal\10-116\020430LTR ASX.doc

ABN 68 009 593 711

NOTICE OF MEETING

Notice is hereby given that the 2002 Annual General Meeting of Shareholders of Kidston Gold Mines Limited will be held in Ballroom 1, Level 2, Stamford Plaza Hotel, corner of Edward and Margaret Streets, Brisbane, on Thursday, 30 May 2002 at 11.00am.

1. ACCOUNTS AND REPORTS

To receive and consider the Financial Report, the Directors' Report and the Audit Report for the year ended 31 December 2001.

2. RE-ELECTION OF MR PATRICK WALTER SANKEY

Mr Patrick Walter Sankey retires from the office of Director by rotation and, being eligible, offers himself for re-election by shareholders.

3. PARTIAL RETURN OF CAPITAL

The following resolution is proposed as a special resolution.

In accordance with section 256C of the *Corporations Act:*

(a) the share capital of the Company be reduced from $25,000,000 to $5,000,000;

(b) such reduction be effected by cancelling 80% (disregarding fractions) of the fully paid ordinary shares held by each member at 5.00 p.m. on 17 June 2002; and

(c) in consideration for that cancellation, each member be paid the sum of $0.20 for each fully paid ordinary share so cancelled.

4. OTHER BUSINESS

To transact any other business which may be brought forward in conformity with the Constitution of the Company.

NOTE ON APPOINTMENT OF PROXIES

A shareholder entitled to attend and vote is entitled to appoint not more than two other persons as his/her proxy or proxies to attend and vote instead of the shareholder. A proxy has the same rights as the member to speak, vote on a show of hands and vote on a poll. The proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote as specified by the appointment. Where a shareholder appoints two proxies, the appointment shall be of no effect unless each proxy is appointed to represent a specified proportion of the shareholder's voting rights. If a shareholder wishes to appoint two proxies, the shareholder must apply to the Company's Share Registrar, ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South NSW 1232 (tel: 02 8280 7111) for a special form. A proxy need not be a shareholder.

To be valid, signed forms of proxy (or Powers of Attorney) must be lodged at the Company's Share Registrar, ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney NSW 2000, not less than forty-eight hours before the time for holding the Meeting. The mailing address for return of proxies is ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South NSW 1232 (no postage stamp required if posted in Australia) or sent by facsimile to (02) 8280 7646.

Corporations must execute the Appointment of Proxy under seal or by a duly authorised officer or attorney.
A corporate shareholder wishing to appoint a person to act as its representative at the Meeting may do so by providing that person with a letter, executed under seal, authorising him or her to so act.

If the proxy is signed under a Power of Attorney, the Power of Attorney or a notarially certified copy of that Power of Attorney must be received by the Company' Share Registrar at its above mentioned address in Sydney not less than forty-eight hours before the time of the Meeting.

DETERMINATION OF SHAREHOLDERS ABLE TO VOTE AT MEETING

It has been determined that shares on issue which are quoted securities 48 hours before the Meeting will, for the purposes of the Meeting, be taken to be held by persons who hold them at that time.

By order of the Board.

S. A. MacK

Stuart MacKenzie
COMPANY SECRETARY
Brisbane, 30 April 2002

Kidston Gold Mines Limited

ABN 68 009 593 711

EXPLANATORY STATEMENT

and

INDEPENDENT EXPERT'S REPORT

for the

PROPOSED PARTIAL RETURN OF CAPITAL

Contents

IMPORTANT NOTICE

This document is important and requires your immediate attention. It should be read in its entirety. If you are in doubt as to the course you should follow, you should consult your stockbroker, accountant or other professional advisor immediately.

Kidston Gold Mines Limited

ABN 68 009 593 711

30 April 2002

Dear Shareholder,

As is eventually the case with almost all mines, the ore reserves at the Kidston mine have finally run out. Mining operations ceased in late June of 2001 with the final pour of production gold taking place on 11 July 2001. By the end of the mine's life, Kidston Gold Mines Limited (the "**Company**") produced 3.5 million ounces of gold compared with original feasibility study and prospectus estimates of 1.7 million ounces. The Company was started for one purpose which was to develop the Kidston gold deposit. Over its 17 year life, the Company has successfully developed and operated the Kidston mine, paid $355,625,000.00 in dividends to shareholders and discovered and developed the Elderidge ore body.

The Company has now decommissioned the mine and is well on the way to rehabilitating the mine site with the bulk of rehabilitation work having been completed last year. Some ongoing rehabilitation and monitoring will take place over the next few years.

As part of the closure process, the Company has been in discussions with the Queensland Environmental Protection Agency (the "**EPA**") to finalise mine closure and lease relinquishment and to determine the funds needed to be retained to complete rehabilitation. While the Company is pleased with the nature of the discussions with the EPA, the Company is of the view that mine closure and funding details will not be finalised for some time yet.

The Company considers the maximisation of shareholder returns to be a priority. In conjunction with the Company's legal, financial and taxation advisors, the Company has reviewed the options available for distributing to shareholders the cash remaining after allowing for the total costs of redundancies, rehabilitation and other environmental matters. Given the advanced state of rehabilitation, the Company is now in a position to return to shareholders funds that are in excess of the Company's requirements.

On 6 March 2002, the Company announced that it proposed to submit for the approval of shareholders a partial return of the Company's capital (the "**Partial Return**"). The Company proposes to return to shareholders $20,000,000 involving the cancellation of 80% of the ordinary shares of the Company in exchange for a cash payment of $0.20 for every ordinary share cancelled. This works out to $0.16 for each ordinary share currently issued.

The Company intends to return the balance of the Company's funds (less the amounts required to finalise rehabilitation) once the mine closure plan has been finally approved by the EPA and the funding for ongoing rehabilitation has been determined. It is anticipated at present that the final return of capital will occur shortly thereafter but the timing will depend on a number of matters including the length of time necessary to obtain the EPA's approval for the Company's mine closure plan.

In order for the Partial Return to proceed, it is necessary to receive the approval of shareholders. Shareholders will be asked to pass a resolution approving the Partial Return at the Annual General Meeting scheduled for 11.00 a.m. on Thursday, 30 May 2002 at the Stamford Plaza Hotel in Brisbane. This Explanatory Statement contains information known to the Company which is material to your decision on how to vote on the Partial Return. Shareholders should read the Explanatory Statement and Independent Expert's Report carefully before making a decision on whether to approve the Partial Return.

At the time of the announcement of the Partial Return, the Directors of the Company commissioned KPMG Corporate Finance (the "**Independent Expert**") to prepare an Independent Expert's Report as to whether the Partial Return was fair and reasonable to shareholders of the Company as a whole. A copy of the Independent Expert's Report is attached. In the opinion of the Independent Expert, the Partial Return is **fair and reasonable** to the Company's shareholders.

The Directors have considered the Partial Return and have determined that the Partial Return will not materially prejudice the Company's ability to pay its creditors. The Directors recommend that you vote in favour of the Partial Return.

I ask that you consider the merits of the Partial Return and I urge you to follow the recommendation of the Directors.

Yours sincerely,

Peter W. Tomsett
Chairman and Managing Director

Kidston Gold Mines Limited

ABN 68 009 593 711

PARTIAL RETURN OF CAPITAL

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the purposes of subsection 256C(4) of the *Corporations Act* which requires that the Notice of Meeting for the purpose of approving a reduction of capital must include with it a statement setting out information known to the Company that is material to the decision on how to vote on the resolution.

You should read this Explanatory Statement in its entirety before making a decision as to how to vote. You should also read the attached Independent Expert's Report prepared by KPMG Corporate Finance. In the opinion of the Independent Expert, the Partial Return is fair and reasonable to the Company's Shareholders.

In summary, the matter to be considered is partial reduction of capital to return to shareholders funds that are in excess of the Company's requirements. The Company proposes to return to shareholders $20,000,000, an amount equal to $0.16 for each Share currently issued. The repayment will result in the cancellation of 80% of the issued shares of the Company. Therefore, Shareholders will receive $0.20 per each Share cancelled. Following completion of the Partial Return, the Company will also apply to be delisted from Australian Stock Exchange Limited (the "**ASX**").

The Company intends to return the balance of the Company's funds (less the amounts required to finalise rehabilitation) once the mine closure process has been finally approved by the EPA and the funding for ongoing rehabilitation has been finally determined.

1. Background

The Company's principal activity has been the mining and treatment of gold ore from the Kidston mine located in northern Queensland.

Mining operations ceased in late June 2001 with the final pour of production gold taking place on 11 July 2001. By the end of the mine's life, the Company had produced 3.5 million ounces of gold compared with original feasibility study and prospectus estimates of 1.7 million ounces. The mine is being decommissioned with a number of significant items of plant and equipment having been sold by private treaty with the bulk of the remainder of plant and equipment sold by auction during the week of 24-28 September 2001. Reclamation and rehabilitation work has been ongoing over the past few years with the bulk of that work having been completed last year. Some ongoing rehabilitation and monitoring is scheduled to take place over the next few years.

The Company currently has on issue 125,000,000 fully paid ordinary Shares. The Company does not have any other class of securities on issue.

As at 28 March 2002, the Company had 2,008 Shareholders. Placer Dome Inc. ("**Placer**") holds 87,5000,000 Shares representing 70.00% of the issued capital.

The Shares of the Company are listed under the code KGM on ASX. The Company's home exchange is Brisbane. The Company's Shares are also traded in the United States in the form of American Depositary Receipts ("**ADRs**"). Each ADR represents two Shares.

2. Mine Closure

With the cessation of mining operations in June 2001, the Company has been working on closing the minesite. Almost all of the plant and equipment has been sold by way of private treaty or at an auction held during the week of 24-28 September 2001. Some equipment was retained to complete rehabilitation earthworks over the 2001 – 2002 summer with most of that equipment being sold at an auction held on 11 April 2002.

The Company is subject to applicable environmental legislation including the *Environmental Protection Act* 1994 (Qld) ("***EP Act***") and the *Mineral Resources Act* 1989 (Qld). As is the case with almost all operating mines in Queensland, the Kidston mine site is currently listed on the register of contaminated sites. On completion of rehabilitation, the Kidston mine site will be reclassified and registered as a former contaminated site. As required under the Contaminated Lands provisions of the *EP Act*, the Company must prepare a Site Management Plan (a "**SMP**") detailing how any contamination on the site is to be managed.

As part of the closure process, the Company has been in discussions with the EPA. The Company's mining lease (ML 3407) expires in July 2004 and the Company does not intend to apply for an extension to the mining lease. The discussions with the EPA have centred around potential monitoring and maintenance commitments beyond the expiry of the mining lease in 2004. Normal mine closure involves a mining company completing all rehabilitation works and undertaking a monitoring program for a period of 5 to 10 years post closure to assess the sustainability of the revegetation. On completion of the monitoring program, the mining company prepares a Final Rehabilitation Report ("**FRR**") which makes an assessment as to the overall success of the rehabilitation against site specific criteria agreed to in the Plan of Operations. If all of the criteria have been met, then the mining lease can be relinquished.

The Company, assisted by Business Risk Strategies, a division of URS Australia Pty Ltd, has identified the likely failure modes (post closure), the likelihood of any failure occurring and the potential clean-up costs. The Company has also prepared a comprehensive forecast of the likely cost to undertake care and maintenance and monitoring from the present through to, if required, 2010.

The Company and the EPA have agreed that the Company will prepare and submit an FRR and a SMP to the EPA prior to June 2002. Once the EPA has approved the FRR and SMP, the Company can finalise the funding requirements for the ongoing monitoring and funding for any remediation works in the event of a failure. While the Company is pleased with the nature of the discussions with the EPA, the Company is of the view that these discussions will not be finalised for some time yet.[1]

1. Further information on the Company's rehabilitation obligations and plans is set out in the Annual Report and the Sustainability Report accompanying this Explanatory Statement.

3. Repayment of Surplus Capital

The objective of the Company is to return to Shareholders all funds not required to complete the mine closure and lease relinquishment process.[2]

As at 31 December 2001, the Company has current assets of $35.6 million comprising cash of $33.3 million and receivables of $2.3 million. The Company has non-current assets of $2.9 million. Total assets (current plus non-current) total $38.5 million. Against these assets, the Company has current liabilities of $5.3 million and non-current liabilities of $1.5 million for total liabilities of $6.8 million. With total assets of $38.5 million and total liabilities of $6.8 million, the Company has net assets of $31.7 million (as at 31 December 2001). Full details are set out in the final statements included in the Annual Report.[3]

Although the closure plans have not yet been finalised, the Board of Directors has determined that the Company has capital that is in excess of the Company's requirements and that it is appropriate to return to Shareholders $20,000,000 which is equivalent to $0.16 for each of the Company's 125,000,000 issued and outstanding Shares or $0.20 for each of the 100,000,000 Shares to be cancelled.

4. The Proposed Partial Return

The Company proposes to repay $20,000,000 to its Shareholders out of the Company's issued and paid up capital of $25,000,000. This will involve the cancellation of 100,000,000 Shares of the Company's issued and outstanding share capital of 125,000,000 Shares. In other words, 80% of the Company's share capital will be cancelled.

Shareholders will receive $0.20 for each Cancelled Share. This works out to $0.16 for each of the 125,000,000 issued and outstanding Shares prior to the cancellation.

On completion of the Partial Return, the issued and outstanding share capital of the Company will comprise $5,000,000 divided in 25,000,000 Shares. These Shares will be held as follows:

Placer	17,500,000	Shares	70%
Other Shareholders	7,500,000	Shares	30%
Total	**25,000,000**	**Shares**	**100%**

Fractions will be disregarded in determining the number of Shares to be cancelled for each Shareholder.

5. Procedure

A company may reduce its capital in a way not otherwise permitted by law if the proposed capital reduction:

- is fair and reasonable to the company's shareholders as a whole;
- does not materially prejudice the company's availability to pay its creditors; and
- receives necessary approvals from shareholders.

2. See section 2 of this Explanatory Statement.
3. See also section 14 of this Explanatory Statement.

Article 52 of the Company's Constitution provides that:

> "The Company may by special resolution reduce its share capital in any way, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorised, and consent required by law."

The *Corporations Act* outlines different procedures for shareholder approval depending on whether the capital reduction is a selective capital reduction or an equal capital reduction. The Partial Return will be an equal reduction of capital as it applies to each holder of Shares in proportion to the number of Shares they hold and the terms of the reduction are the same for each holder of Shares.

6. Shareholder Approval for the Partial Return

The Partial Return must be approved by a resolution of shareholders passed at a general meeting of the Company (section 256C, *Corporations Act*). As required by the Company's Constitution, the resolution will be a special resolution and will be in the following terms:

> "That, in accordance with section 256C of the *Corporations Act*:
>
> (a) the share capital of the Company be reduced from $25,000,000 to $5,000,000;
>
> (b) such reduction be effected by cancelling 80% (disregarding fractions) of the fully paid ordinary shares held by each member at 5.00 p.m. on 17 June 2002; and
>
> (c) in consideration for that cancellation, each member be paid the sum of $0.20 for each fully paid ordinary share so cancelled."

As a special resolution, the resolution will be passed if it is passed by at least 75% of the votes actually cast at the Annual General Meeting (whether in person or by proxy).

7. Timetable[4]

The Annual General Meeting of the Company is scheduled for 11.00 a.m. on Thursday, 30 May 2002. The resolution set out in section 6 will be put to Shareholders for approval at that meeting.

If the Partial Reduction is approved, trading in the Shares on ASX will be suspended from the close of trading on Friday, 7 June 2002, being six Business Days after the Annual General Meeting. All trades in Shares up to the time of the suspension will be on a normal (T + 3) trading basis. The record date for determining entitlements to the payment for the Partial Return will be at the close of business on Monday 17 June 2002 being five Business Days after suspension of trading of the Company's shares on ASX.

The Partial Return will take place on Friday, 21 June 2002, and payment of the consideration due to Shareholders in respect of Cancelled Shares will be made on or before Friday, 28 June 2002. The Company will apply to the ASX for de-listing on or shortly after 28 June 2002.

4. The Listing Rules prescribe a timetable to be followed by listed companies when reorganising its issued securities (Listing Rule 7.40 and Appendix 7A). The ASX has granted the Company a waiver from compliance with Listing Rule 7.40 and Appendix 7A and has approved the timetable set out in this section 7.

8. Source of Consideration

If the Partial Return takes effect, the total amount to be paid to Shareholders is $20,000,000. The Company will make this payment from its cash reserves.

9. Method of Payment

Payment will be made to Shareholders by cheque, posted to each Shareholder at the address of the Shareholder as it appears in the Company's register.[5]

10. Independent Expert's Report

Attached to this Explanatory Statement is an Independent Expert's Report from KPMG Corporate Finance. The Independent Expert has stated that, in its opinion, the Partial Return is **fair and reasonable** to the Company's Shareholders as at the date of the report.

11. Directors of the Company

The directors of the Company are:

- Mr Peter W. Tomsett
- Mr Arthur Hood
- Mr Donald F J McDonald OBE
- Mr Patrick W. Sankey

Mr Tomsett is also Executive Vice-President, Asia Pacific of Placer (the Majority Shareholder) and Mr Arthur Hood is also Vice-President, Business & Sustainable Development of Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer.

12. Information on Directors' Holding of Shares

Details of directors' holding of Shares as at the date of this Explanatory Statement are as follows:

Peter W. Tomsett	0 shares
Arthur Hood	0 shares
Donald F J McDonald	0 shares
Patrick W Sankey	0 shares

13. Directors' Recommendation

Each of the directors of the Company including the Independent Directors, Messrs McDonald and Sankey, have considered the Partial Return, the information contained in this Explanatory Statement and the Independent Expert's Report and have formed the view that the Partial Return:

- is fair and reasonable to the Company's shareholders as a whole; and
- will not materially prejudice the ability of the Company to pay its creditors.

The Directors therefore recommend that you vote in favour of the Partial Return Resolution.

5. See section 19 for information on payment to holders of ADRs.

Other than as disclosed in this Explanatory Statement, each Director confirms that there are no circumstances which may reasonably be expected to be capable of influencing the Directors to recommend the Partial Return for Shareholder approval.

14. Information on the Company's Financial Position

The financial statements for the Company as at 31 December 2001 are included in the Annual Report 2001. The financial position of the Company has not materially changed since 31 December 2001.

15. Taxation

The summary outlined below is based on the Australian income tax law in force as at the date of this Explanatory Statement. Shareholders should note that Australia is in the process of major taxation reform. As a consequence, the relevant taxation laws are subject to changes which could affect the Australian income tax implications for Shareholders.

This advice is not a complete or authoritative statement of Australia's income tax law. Furthermore, this advice does not consider the taxation implications of the Partial Return under the laws of foreign jurisdictions relevant for non-resident Shareholders. Shareholders should consult a suitably qualified taxation adviser in relation to the tax consequences of the proposed Partial Return relevant to their own particular circumstances.

Australian Income Tax Implications to Shareholders

The proposed Partial Return will be debited entirely to the share capital account. Accordingly, no deemed dividend should arise for Australian income tax purposes in relation to the Share cancellation.

The Partial Return will result in the cancellation of 80% of the Shares held by each Shareholder (disregarding fractions). This cancellation will be treated as a disposal of the relevant Shares for Australian tax purposes.

The Australian income tax implications associated with the disposal of those Shares are discussed below.

Australian Resident Shareholders

Shares held on Capital Account

To the extent that the Cancelled Shares were acquired, or are deemed to have been acquired, on or after 20 September 1985, Australian resident Shareholders will trigger a capital gains tax ("**CGT**") event upon the disposal of those Shares.

Where the proceeds of the Partial Return (ie $0.20 per Cancelled Share) exceed the cost base (indexed to 30 September 1999 for those shareholders who acquired their shares prior to that date) of the Cancelled Share, a capital gain will arise.

Alternatively, individuals, trusts and complying Superannuation entities may be allowed a discount (the CGT discount) on the capital gain which would otherwise arise on the disposal of the Cancelled Shares. Under the CGT discount provisions, individuals, trusts and complying Superannuation entities may reduce the nominal gain (ie Partial Return proceeds less cost – no indexation applies) by one-half for individuals or trusts, and one-third for complying Superannuation entities. To qualify for the CGT discount, the Cancelled Shares must have been held at least 12 months prior to disposal.

Where the proceeds of the Partial Return are less than the reduced cost base of those Cancelled Shares, a capital loss will arise. This capital loss may be able to be offset against capital gains incurred in relation to other investments. Shareholders should however be aware that any such capital loss may not be offset against ordinary income.

Where a Shareholder acquired their Cancelled Shares prior to 20 September 1985, they will be regarded as pre-CGT assets and will not be subject to any CGT. The pre-CGT status of the Cancelled Share will be dependent upon the Shareholder satisfying the various rules which seek to bring pre-CGT assets within the CGT regime.

The capital gain or loss for each Shareholder will differ depending on the amount originally paid for the Cancelled Shares.

Shares held on Revenue Account (Trading Shares)

Where the Cancelled Shares are held on revenue account, the proceeds received will be required to be included in the Shareholder's ordinary assessable income, with an offsetting deduction for the cost of the Shares disposed.

Non-Resident Shareholders

Shares held on Capital Account

Subject to any applicable Double Taxation Agreement, non-resident Shareholders will only be liable for capital gains tax on the disposal of Cancelled Shares that have the "necessary connection with Australia".

Australian income tax law provides that a share in a public company will have the "necessary connection with Australia", where at any time during so much of the period of 5 years immediately preceding the time at which the CGT event (ie share cancellation) occurs the taxpayer and/or associates were the beneficial owners of not less than 10% by value of the shares of the company.

Where the Cancelled Shares are considered to have the "necessary connection with Australia", the Share cancellation may be subject to capital gains tax. The comments above in relation to the Australian capital gains tax implications for resident Shareholders will therefore apply equally to non-resident Shareholders.

Shareholders should however be aware that the operation of any relevant Double Taxation Agreement in force between Australian and their country of residence may modify the Australian income tax treatment in their circumstances. Double Taxation Agreements entered into by Australian and another foreign country determine whether Australia has any taxing rights in relation to income and gains derived in certain circumstances.

Accordingly, the tax consequences for each non-resident Shareholder will need to be determined after consideration of any Double Taxation Agreement in force between the Shareholder's home country and Australia (if any).

Shares held on Revenue Account

Where the Cancelled Shares are held on revenue account, the Australian income tax implications associated with the proceeds received will depend on the operation of any relevant Double Taxation Agreement.

Accordingly, the tax consequences for each non-resident Shareholder will need to be determined after consideration of any Double Taxation Agreement in force between the Shareholder's home country and Australia (if any).

16. Other information material to a decision on how to vote

Other than as disclosed in the Explanatory Statement, the Independent Expert's Report or the Annual Report 2001, the Company is not aware of any other information material to a Shareholder's decision on how to vote in respect of the Partial Return (other than information already disclosed to Shareholders that it would be unreasonable to require the Company to repeat).

17. Prospects for the Company

If the Partial Return is approved, it is intended that the Company will:

- apply to be de-listed from the ASX;
- finalise the mine closure plan;
- seek the approval of the EPA for the finalised mine closure plan;
- on obtaining the EPA's approval of the mine closure plan, return the balance of the Company's funds to Shareholders less the amounts required under the mine closure plan to finalise rehabilitation;
- complete rehabilitation; and
- place the Company into voluntary liquidation.

If the Partial Return is not approved, Shareholders will have to wait until the mine closure plan is finalised before receiving any return of capital.

18. Alternatives to the Partial Return

The Company investigated alternative methods of distributing cash to Shareholders. The payment of a dividend was not considered to be appropriate since the Company had insufficient retained earnings to pay the dividend and the Company's lack of franking credits would reduce the after-tax value of capital returned to Shareholders. An on-market buy-back would have involved the Company purchasing its shares in the ordinary course of trading. This was not considered to be practical given the low liquidity of the Company's shares. An off-market buy-back was not selected due to the implementation costs and the possibility that a large number of shareholders would not participate despite the fact that participation may be in their interests.

The Company received proposals from third parties to sell particular mining and exploration properties to the Company in exchange for shares in the Company. The board of directors of the Company established a committee of directors comprising Mr Patrick W. Sankey, an Independent Director, and Mr Arthur Hood (the "**Committee**"). Mr Sankey acted as chairman of the Committee. The Committee was given responsibility for investigating the proposals and considering which strategy would be in the best interests of the Company's Shareholders. The Committee investigated the proposals and commissioned the Investment Banking Group of Macquarie Bank Limited ("**Macquarie**") to advise the Company on the merits of the proposals and on methods of returning capital to Shareholders in combination with, or in the absence of, one of these third party proposals. Based on Macquarie's advice and its investigations, the Committee's preferred approach was for a cash distribution to Shareholders followed by winding-up the Company once liabilities have been extinguished.

19. American Depositary Receipts

Under a Depositary Agreement dated 6 June 1986, the Company established an American Depositary Receipts programme with The Bank of New York. Negotiable U.S. securities, known as American Depositary Receipts ("**ADRs**"), are issued representing the Company's Shares traded on the ASX. Upon cancellation of the Shares on 21 June 2002, the Company will credit $0.20 for each Cancelled Share into The Bank of New York's account. The Bank of New York will distribute the US dollar equivalent to the holders of the ADRs.

The Company has issued a notice to The Bank of New York terminating the Depositary Agreement with effect from 26 April 2002. The Bank of New York will notify the holders of the ADRs requesting that the holders exchange the ADRs for Shares. As the ADRs come in for exchange, The Bank of New York will cancel the ADRs and will arrange for its custodian to deliver the appropriate number of Shares to the holders. The Bank of New York will sell any ADRs that have not been claimed by 26 April 2003.

Shareholders seeking further information on the ADRs should contact The Bank of New York, Shareholder Services Department, 101 Barclay Street 11E, New York, New York 19286-1258, USA.

20. Definitions

In this Explanatory Statement, the following terms have the following meaning unless the context otherwise requires:

ADRs means American Depositary Receipts.

Annual General Meeting means the annual general meeting of the Company to be held on Thursday, 30 May 2002.

ASX means Australian Stock Exchange Limited (A.C.N. 008 624 691).

Business Day has the meaning given in Listing Rule 19.12.

Cancelled Shares means the Shares to be cancelled as a consequence of the Partial Return.

Committee means the committee established by the board of directors of the Company to investigate third party proposals.

Company means Kidston Gold Mines Limited (ABN 68 009 593 711).

EPA means the Environmental Protection Agency of Queensland.

FRR means Final Rehabilitation Report.

Independent Directors means Donald F.J. McDonald and Patrick W. Sankey, being those directors who are not also officers or employees of Placer or its related bodies corporate.

Independent Expert means KPMG Corporate Finance, the author of the Independent Expert's Report.

KPMG Corporate Finance means KPMG Corporate Finance (Aust) Pty Ltd (A.C.N. 007 363 215).

Listing Rules means the Listing Rules issued by the ASX.

Macquarie means the Investment Banking Group of Macquarie Bank Limited (A.B.N. 46 008 583 542).

Partial Return means the proposed reduction of the share capital of the Company by $20,000,000 to be effected by the cancellation of 100,000,000 Shares and the payment of $0.20 to the Shareholders per each Cancelled Share.

Partial Return Resolution means the resolution to approve the Partial Return on the terms set out in Section 6.

Placer means Placer Dome, Inc.

Shares means ordinary fully paid shares in the capital of the Company.

Shareholders means members of the Company.

SMP means Site Management Plan.

$ means Australian dollars.

KPMG

Kidston Gold Mines Limited

Independent Expert's Report

in relation to

a partial return of capital

KPMG Corporate Finance (Aust) Pty Ltd
12 April 2002

KPMG

KPMG Corporate Finance (Aust Pty Ltd)
Licensed Securities Dealer

A.C.N. 007 363 215

Central Plaza One
345 Queen Street
Brisbane Qld 4000
Australia

GPO Box 223
Brisbane Qld 4001
Australia

Telephone: +61 (7) 3233 3111
Fax: + 61 (7) 3233 9789
DX 201 Brisbane

The Directors
Kidston Gold Mines Limited
GPO Box 465
Brisbane Qld 4001

12 April 2002

Dear Sirs

1. Introduction

1.1 On 6 March 2002, Kidston Gold Mines Limited ("KGM" or "the Company") announced that it proposes to implement a capital reduction to return funds to shareholders that are in excess of the Company's requirements ("the Partial Return").

1.2 You have requested KPMG Corporate Finance (Aust) Pty Ltd ("KPMG Corporate Finance") to prepare an independent expert's report providing an opinion on whether the Partial Return is fair and reasonable to the Company's shareholders.

1.3 This report has been prepared by KPMG Corporate Finance at your request to accompany the Explanatory Statement in relation to the Partial Return. A special resolution seeking approval for the Partial Return will be put to shareholders at the Company's Annual General Meeting ("AGM") to be held on or about 30 May 2002.

1.4 KGM is a public company listed on the Official List of Australian Stock Exchange Limited ("ASX") with a market capitalisation of approximately $30 million prior to the announcement of the Partial Return of $20 million. KGM's major shareholder is Placer Dome Inc. ("PDI") which holds 70% of the Company's shares. PDI is a Canadian public company with interests in gold mining in several countries.

1.5 Prior to the closure of the Company's Eldridge open pit gold mine, KGM's principal activities involved mining, exploration, treatment and production of gold and silver. Since the mine ceased operations in July 2001 the Company's main focus has been on decommissioning the plant and rehabilitating the mine site.

Outline of the Partial Return

1.6 The principal terms of the Partial Return are set out below:

- KGM will return $20 million to shareholders;
- KGM's issued capital will be reduced from 125 million to 25 million shares;
- 100 million KGM shares (equating to 80% of current issued capital) will be cancelled;
- shares will be cancelled in an equal manner with 80% of each shareholder's shares cancelled; and
- for each cancelled share, 20 cents will be returned to shareholders.

1.7 The Partial Return is subject to:

- the report of an independent expert determining that the Partial Return is fair and reasonable; and
- KGM obtaining the approval of shareholders for the Partial Return.

The Partial Return

1.8 In the event that shareholders approve the Partial Return, the Company will apply to ASX to have share trading suspended at the close of business on 7 June 2002. The Company anticipates that the reduction of its capital via the cancellation of 100 million shares will occur on 21 June 2002.

1.9 KGM intends to return the balance of the Company's funds (less the amounts required to finalise rehabilitation) upon receiving approval for the Company's mine closure plan from the Queensland Environmental Protection Agency ("the EPA") and having determined the funding required to carry out the mine closure plans and complete the rehabilitation process.

1.10 KGM is considering establishing a funding mechanism to cover the prevention or remediation of possible future adverse environmental or public safety effects, originating from the Company's mining activities, and ongoing maintenance. The Company is also considering alternatives for transferring this ongoing risk to another entity.

1.11 KGM is uncertain when the final return of capital will occur. The timing will depend on a number of matters including the length of time necessary to obtain the EPA's approval for the mine closure plan.

2. Purpose of our report

2.1 Section 256B of the Corporations Act 2001 ("the Act") allows a company to reduce its capital in a way that is not otherwise authorised by law if the reduction:

- is fair and reasonable to the company's shareholders as a whole;
- does not materially prejudice the company's ability to pay its creditors; and
- is approved by shareholders under section 256C of the Act.

2.2 The Partial Return is an *equal capital reduction.* Section 256C(1) of the Act requires that an equal capital reduction be approved by a resolution at a general meeting of a company.

2.3 There is no mandatory requirement for an independent expert's report to be prepared in relation to an equal capital reduction.

2.4 The Australian Securities Commission, the predecessor to the Australian Securities and Investments Commission ("ASIC"), has issued Practice Note 29 in respect of selective capital reductions. Practice Note 29 indicates that an independent expert's report should usually accompany the explanatory statement sent to shareholders in the circumstances of a selective capital reduction. Practice Note 29 requires the independent expert's report to state whether the proposed selective capital reduction is fair and reasonable to:

- the holders of the shares to be cancelled; and
- those that remain shareholders in the company.

2.5 Whilst the Partial Return is not selective, in the absence of a practice note relating to equal capital reductions, in preparing this independent expert's report, we have considered Practice Note 29 in assessing whether the Partial Return is fair and reasonable for the shareholders of KGM.

2.6 This report has been prepared solely for the purpose of assisting the shareholders of KGM in considering the Partial Return.

2.7 We do not assume any responsibility or liability to any party as a result of reliance on this report for any other purpose, including, but not limited to, investment or lending decisions in relation to KGM.

3. Summary and conclusions

3.1 In our opinion, the Partial Return ***is fair and reasonable*** to shareholders of KGM as at the date of this report.

3.2 The principal factors that we have taken into account in forming our opinion are summarised below and discussed in more detail in section 9 of this report.

Advantages

Shareholders will receive funds earlier

3.3 As stated in section 17 of the Explanatory Statement, if the Partial Return is not approved, shareholders will have to wait until the mine closure plan is finalised before receiving any return of capital.

The Partial Return will enable shareholders to invest, or otherwise apply the proceeds, at their own discretion

3.4 The KGM board does not intend to further invest in gold mining or any other activity. Therefore the Partial Return will enable shareholders to invest, or otherwise apply the proceeds, at their own discretion.

The Partial Return will allow KGM to meet its future cash flow obligations

3.5 The amount and timing of the Partial Return will allow KGM to meet its future cash flow obligations.

Disadvantage

If the partial return is approved, the Company will apply to ASX for KGM shares to be suspended from trading

3.6 In the event that shareholders approve the Partial Return, the Company will apply to ASX to have share trading suspended on 7 June 2002. The Company anticipates that the cancellation of shares will occur two weeks later on 21 June 2002.

3.7 Therefore, if the Partial Return is implemented, shareholders will not be able to sell their shares on ASX after 7 June 2002. However, we would expect that a buyer of KGM shares on ASX would expect a discount from the intrinsic value of the shares in compensation for the uncertainties of the amount and timing of the ultimate return of capital. Accordingly, any exit from investment in KGM by shareholders through a sale on ASX would be likely to realise a lower price than shareholders could expect through waiting for capital to be returned.

Other considerations

3.8 Other considerations which are relevant to the Partial Return are described in more detail in section 9 and include:

- the Partial Return is an equal capital reduction. Shares will be cancelled in an equal manner with 80% of each shareholder's shares cancelled;

- taxation considerations. KGM directors have received independent advice in relation to the tax implications of the Partial Return. This advice has been provided in section 15 of the Explanatory Statement. As the taxation and general financial positions of shareholders may differ, they should seek their own professional advice in relation to their own tax circumstances; and
- alternatives to the Partial Return.

3.9 Our opinion is based solely on information available as at the date of this report as set out in Appendix 1.

3.10 We have not undertaken to update our report for events or circumstances arising after the date of this report.

3.11 All dollar amounts in this report are denominated in Australian dollars.

3.12 The above opinion should be considered in conjunction with and not independently of the information set out in the remainder of this report, including its appendices.

Yours faithfully

Steve Scudamore
Director

Peter Hoare
Authorised Representative

Contents of the remainder of KPMG Corporate Finance's report

The remainder of this independent expert's report is set out below under the following headings:

4. Sources of information

4.1 In preparing this report and arriving at our opinions, we have considered a number of sources of information as detailed in Appendix 1 to this report.

4.2 The statements and opinions expressed in this report are made in good faith and have been based on information up to the date of this report that is believed to be reliable and accurate. We have relied upon the information set out in Appendix 1 and have no reason to believe that any material facts have been withheld from us. The preparation of this report does not imply that KPMG Corporate Finance or any of its affiliates have carried out any form of audit on the accounting or other records of KGM or their investments or associates.

4.3 The information provided to KPMG Corporate Finance included forecasts for rehabilitation costs associated with the mine prepared by the management of KGM. Whilst KPMG Corporate Finance has relied on those forecasts in preparing this report, achievement of those forecasts is not warranted or guaranteed by KPMG Corporate Finance. Forecast results are by their nature uncertain and are dependent on a number of future events which cannot be guaranteed. Actual results may vary significantly from the forecasts relied on by KPMG Corporate Finance. Any variations from forecast results may affect our assessment.

4.4 The opinions of KPMG Corporate Finance are based on prevailing market, economic and other conditions at the date of this report. Conditions can change over relatively short periods of time. Any subsequent changes in these conditions could impact upon our assessment, either positively or negatively.

5. Basis of assessment

Criteria for assessment of fairness and reasonableness

5.1 While Practice Note 29 does not define the term "fair and reasonable", it states that the independent expert should, after making appropriate adjustments, prepare the report as if it were a report for shareholders voting on a resolution under section 623 (now section 611) of the Act. ASIC's guidelines in respect of independent expert reports prepared for the purpose of section 611 of the Act are set out in Policy Statement 74 "Acquisitions Agreed to by Shareholders".

5.2 The term "fair and reasonable" has no legal definition. Policy Statement 74 provides that an assessment of whether a transaction is fair and reasonable should involve a comparison of the likely advantages and disadvantages to the non-associated shareholders if a proposed transaction proceeds than if it does not.

5.3 This implies that fairness and reasonableness should be assessed as a single concept. Accordingly, for the purpose of our report, we consider that the Partial Return will be fair and reasonable if shareholders are likely to be better off as a result of the Partial Return proceeding than if it does not.

Basis of opinion

5.4 Therefore, in our opinion the fairness and reasonableness of the Partial Return should be determined in terms of the implications of the Partial Return on KGM and its shareholders. The Partial Return will be fair and reasonable if, on balance, shareholders are likely to be better off if the Partial Return proceeds, than if it does not. They will be better off if the expected benefits of the Partial Return outweigh any disadvantages that might result.

5.5 In forming our opinion as to whether the Partial Return is fair and reasonable we have treated the concepts of fairness and reasonableness as a single opinion, that is, the Partial Return is, or is not, fair and reasonable. Further, we have considered, amongst others, the following factors:

- the intentions of KGM's board in relation to the future activities of the Company;
- the Company's current cash holding and proceeds available from realisation of KGM non-cash assets;
- KGM's estimate of future expenditure obligations and contingent costs;

- whether the Partial Return will allow KGM to meet its future obligations for rehabilitating the mine site, closing the mine and maintaining the mine site post-closure;
- the possible impact of the Partial Return on KGM's share price;
- the consequences of not approving the Partial Return; and
- other advantages and disadvantages which may impact upon KGM's shareholders if the Partial Return proceeds.

5.6 We note that an important part of the information base used in forming our opinion is comprised of the opinions and judgements of management. This type of information has been evaluated through analysis, enquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

5.7 We have not considered how the Partial Return may affect individual shareholders who may have different financial circumstances. It is not practical or possible to assess the implications of the Partial Return on individual shareholders as their financial circumstances are not known.

5.8 As an individual shareholder's decision to vote for or against the Partial Return may be influenced by his or her particular circumstances, we recommend that individual KGM shareholders who are uncertain of the consequences of the Partial Return consult their financial adviser.

6. Profile of KGM

Brief history

6.1 In 1985, KGM completed construction on the Company's open pit gold mine, located 260 kilometres south west of Cairns in far north Queensland. Construction of the mine was completed three months ahead of schedule and costs were $4 million less than budget.

6.2 In its first year of production the mine produced 206,647 troy ounces of gold which made it Australia's largest gold producer. Over the subsequent decade the mine was Australia's premier, low grade, low cost bulk mining operation. During the first decade of the mine's production, KGM distributed $339 million in dividends resulting in the Company's shares being among the highest yielding stocks on ASX.

6.3 In 1995, KGM began construction of the Eldridge pit and upgraded its plant and equipment. In 2000, the mine achieved its highest ever gold production and mill throughput. During the mine's 16 year life it has produced in excess of 3.5 million troy ounces of gold, ranking it third in terms of Australia's largest gold producers.

6.4 In July 2001, KGM ceased operations at the mine and is currently rehabilitating the site and implementing a closure plan.

6.5 KGM is subject to applicable environmental legislation and the mine site is currently listed on the register for contaminated sites, as is the case for other operating mines in Queensland. On completion of rehabilitation, the mine site will be reclassified and registered as a former contaminated site. Under legislation, KGM is required to prepare a Site Management Plan (a "SMP") detailing how the site is to be managed.

6.6 KGM, together with URS Business Risk Consultancy ("URS") group, has identified the likely risks of any failure in the rehabilitation occurring following closure and the potential costs of such failure. The Company has also prepared a comprehensive forecast on the likely cost to undertake care, maintenance and monitoring from the present through to 2010, if required.

6.7 As part of the closure process, the Company has been in discussions with the EPA. The Company's mining lease (ML 3407) expires in July 2004 and the Company does not intend to apply for an extension to the mining lease. The discussions with the EPA have centred around potential monitoring and maintenance commitments beyond the expiry of the mining lease in 2004.

6.8 KGM and the EPA have agreed that the Company will prepare and submit a Final Rehabilitation Report ("FRR") and SMP to the EPA prior to June 2002. Once the EPA has approved the FRR and SMP, the Company can finalise the funding requirements for the ongoing monitoring and funding for any remediation works in the event of a failure.

Share capital and ownership

6.9 KGM's issued share capital comprises 125,000,000 fully paid ordinary shares. The top 20 ordinary shareholders as at 28 March 2002 are shown below:

Table 1: KGM's major shareholders

Shareholder	Number of shares	Percentage held
Placer Dome Inc	87,500,000	70.00%
ANZ Nominees Ltd	25,024,378	20.02%
Westpac Custodian Nominees Ltd	1,066,028	0.85%
National Nominees Ltd	899,361	0.72%
Merrill Lynch (Australia) Nominees Pty Ltd	733,005	0.59%
Citicorp Nominees Pty Ltd	559,800	0.45%
JAB Holdings Pty Ltd (Annette Banks Super Fund A/C)	432,531	0.35%
HSBC Custody Nominees (Australia) Ltd	421,600	0.34%
Mr John Anthony Halaska (Superannuation Fund A/C)	400,000	0.32%
Mr Simon Robert Evans and Mrs Kathryn M. Evans (Kamiyacho Super Fund A/C)	312,179	0.25%
Mr David Graham Clark	202,100	0.16%
Mr Peter Calvert Bourke	200,000	0.16%
Mr Emil Henry Jones	177,000	0.14%
Mr Norman Allen	164,000	0.13%
Mrs Joan Annette Godwin	131,500	0.11%
Zhijiang Universal Investors Pty Ltd	130,000	0.10%
Mrs Annette Banks	120,527	0.10%
Mrs Helen Catherine Halaska	100,000	0.08%
Mr John Halaska	100,000	0.08%
Frozen Creek Pty Ltd	84,400	0.07%
Total number of shares held by the top 20 holders	118,758,409	95.01%

Source: ASX Perpetual Registrars Limited

6.10 If the Partial Return is implemented, the issued share capital of the Company will comprise 25,000,000 fully paid shares held as shown below:

Table 2: KGM's shareholdings if the Partial Return is implemented

Shareholder	Number of shares	Percentage held
Placer Dome Inc	17,500,000	70.0%
Other shareholders	7,500,000	30.0%
Total number of shares	25,000,000	100.0%

Source: Explanatory Statement

Share price history

6.11 KGM's historical share price and trading volumes over the last five years are shown in the chart below:

Figure 1: KGM share price trading and volumes



Source: Bloomberg and KPMG Corporate Finance analysis

6.12 Over the five years from 12 April 1997 to 11 April 2002, the Company's share price has traded down from a high of $1.29 to a low of $0.105.

6.13 KGM's share price has exhibited a general downward trend over the last 5 years. This is partially attributable to the winding down of operations and closure of the mine. Trading in KGM's shares has been thin over the last few years.

6.14 The following table summarises the liquidity of shares in KGM over the 3 years to 11 April 2002:

Table 3: Liquidity of KGM's shares

Period prior to 28 February 2002	Share price (high) $	Share price (low) $	Weighted average share price $	Culminative volume (000)	As a % of issued capital
1 week	0.235	0.215	0.22	155,786	0.12%
1 month	0.235	0.2	0.22	690,382	0.55%
3 months	0.27	0.2	0.24	2,154,019	1.72%
6 months	0.27	0.2	0.23	2,945,407	2.36%
1 year	0.3	0.13	0.23	5,499,192	4.40%
3 years	0.54	0.105	0.29	16,187,952	12.95%

Source: Bloomberg and KPMG Corporate Finance analysis

6.15 As mentioned, liquidity in KGM shares is low with less than 1.8% of the issued capital being traded over the last 3 months.

Financial performance

6.16 KGM's audited profit and loss statements for the years ended 31 December 1999, 2000 and 2001 are summarised below:

Table 4: KGM's historical financial performance

Audited profit and loss statement for the years ended 31 December			
	1999 $'000	**2000 $'000**	**2001 $'000**
Sales revenue	116,794	130,076	87,199
Other revenue:			
Proceeds from insurance claim	185	0	0
Interest received	135	420	1,039
Proceeds on sale of property, plant and equipment	310	85	11,631
Other revenue	2	0	0
Total revenue	117,426	130,581	99,869
Operating profit/(loss) before abnormal items and income tax	(3,037)	10,156	32,100
Abnormal items before income tax	0	(6,217)	0
Operating profit/(loss) before tax	(3,037)	3,939	32,100
Income tax (expense)/benefit attributable to operating loss	2,631	(7,365)	0
Operating profit/(loss) after income tax	(406)	(3,426)	32,100

Source: KGM annual reports

6.17 As noted, KGM's mine ceased operations in July 2001 giving the Company just over six months of operations during the year ended 31 December 2001. However,

operating profits were very high in that year as a consequence of economies resulting from KGM mining close to the ore body and nearing the exhaustion of the resource.

6.18 These economies included less overburden, reduced hauling of material which was able to be dumped in the pit and a reduction in the work force by over 100 personnel. For the six months to 30 June 2001, mining, milling and maintenance costs were less than the corresponding period in the prior year by approximately $94 per ounce of production. Additionally, gold head grades were higher than the previous year. Operating profit for 2001 also included profit on disposal of property, plant and equipment of $3.5 million.

Financial position

6.19 KGM's audited net assets as at 31 December 1999, 2000 and 2001 are as shown below:

Table 5: KGM's historical financial position

Audited net assets as at 31 December			
	1999 $'000	**2000 $'000**	**2001 $'000**
Current assets			
Cash	1,398	4,169	33,273
Receivables	4,072	3,604	2,338
Inventories	12,018	9,899	0
Other	1,920	14,636	0
Total current assets	19,408	32,308	35,611
Non-current assets			
Receivables	0	0	2,875
Property, plant and equipment	42,771	13,247	0
Future income tax benefit	8,242	0	0
Total non-current assets	51,013	13,247	2,875
Total assets	70,421	45,555	38,486
Current liabilities			
Accounts payable	6,523	6,852	914
Borrowings	12,000	241	0
Provisions	3,326	13,779	4,357
Other	14,685	6,450	0
Total current liabilities	36,534	27,322	5,271
Non-current liabilities			
Provisions	11,838	1,748	1,505
Other	2,138	0	0
Total non-current liabilities	13,976	1,748	1,505
Total liabilities	50,510	29,070	6,776
Net assets	**19,911**	**16,485**	**31,710**

Source: KGM annual reports

6.20 KGM's principal asset is its cash holding. It is proposed that surplus funds will be returned to shareholders.

6.21 KGM's net assets increased substantially during the year ended 31 December 2001 as a consequence of operating profits and the sale of plant and equipment during that year.

Cash flows

6.22 KGM's audited statements of cash flow for the years ended 31 December from 1999 to 2001 are summarised below:

Table 6: KGM's historical cash flows

Audited statements of cash flows for the years ended 31 December			
	1999 $'000	**2000 $'000**	**2001 $'000**
Cash flows from operating activities			
Receipts from trade and other debtors	100,560	123,102	79,316
Payments to trade creditors, other suppliers and creditors, and employees	(97,415)	(106,642)	(40,835)
Payments for mineral exploration and evaluation	(1,169)	(714)	0
Borrowing costs	(740)	(691)	(3)
Interest received	135	420	986
Environmental deposit	0	0	(4,875)
Net cash flows from operating activities	1,371	15,475	34,589
Cash flows used in investing activities			
Payments for property, plant and equipment	(879)	(778)	0
Proceeds from sale of property, plant and equipment	310	85	11,631
Net cash flows from investing activities	(569)	(693)	11,631
Cash flows used in financing activities			
Repayment of borrowings	0	(12,000)	0
Finance lease principal	0	(11)	(241)
Dividends paid	0	0	(16,875)
Net cash flows used in financing activities	0	(12,011)	(17,116)
Net increase in cash held	**802**	**2,771**	**29,104**
Net cash at the beginning of the financial year	596	1,398	4,169
Net cash at the end of the financial year	1,398	4,169	33,273

Source: KGM annual reports

6.23 KGM has produced positive operating cash flows over the past three years. The increase in cash held in the year ended 31 December 2001 was largely attributable to the operating profit and asset sales discussed at paragraphs 6.17 and 6.21.

Dividends

6.24 Dividends paid during the three years ended 31 December 1999, 2000 and 2001 are summarised below:

Table 7: KGM's dividends paid

	1999	2000	2001
Interim franked dividend (cents per share)	0	0	3.5
Final franked dividend (cents per share)	0	0	10.0
Total paid (cents per share)	**0**	**0**	**13.5**

Source: Bloomberg

7. Assessment of whether the Partial Return will allow KGM to meet its future obligations

Approach

7.1 In assessing whether the Partial Return will allow KGM to meet its future obligations, we have considered:

- the intentions of KGM's board in relation to the future activities of the Company (outlined at paragraphs 1.8 to 1.11);
- KGM's current cash holding;
- the expected realisation proceeds of KGM's non-cash assets;
- KGM's liabilities;
- the estimated future costs of rehabilitating the mine site;
- the estimated costs of de-listing the Company and closing the mine;
- contingent costs associated with closing the mine;
- the estimated post-closure costs; and
- the amount of the Partial Return.

Whether the Partial Return will allow KGM to meet its future cash flow obligations

Projected cash flows

7.2 KGM's management has prepared a cash flow projection for the 10 years ending 31 December 2010 based on their assessment of the timing and amount of future mine site rehabilitation costs.

7.3 One of the purposes of the cash flow projection is to enable management to determine the capital that may be returned to shareholders. The projection does not in fact represent a cash flow projection of the Company, as the directors intend to complete a final capital return to shareholders by the end of 2002. As mentioned, the Company intends to put in place an arrangement to fund prevention, remediation and maintenance costs beyond the final return of capital.

7.4 We have reviewed KGM's projected cash flows which includes the Partial Return, as shown below:

Table 8: Projected cash flows

	Notes	2002 $'000	2003 $'000	2004 $'000	2005-10 $'000	Total $'000
Opening cash as at 31 Dec. 2001		33,273	14,195	3,044	2,036	33,273
Add:						
Sales		117	0	0	0	117
Environmental security deposit	1	4,425	450	0	0	4,875
Fixed/Mobile plant disposal	2	1,440	0	0	0	1,440
Total receipts		**5,982**	**450**	**0**	**0**	**6,432**
Less:						
Cash costs re rehabilitation	3	(2,227)	(261)	(308)	(936)	(3,732)
Operating costs	4	(200)	(200)	(200)	(600)	(1,200)
Payment of trade creditors		(594)				(594)
Redundancies and employee entitlements		(2,039)	0	0	0	(2,039)
Contingent allowance for post closure commitments		0	(500)	(500)	(500)	(1,500)
Total payments		(5,060)	(961)	(1,008)	(2,036)	(9,065)
Net cash flow		**922**	(511)	(1,008)	(2,036)	(2,633)
Projected cash balance (before the Partial Return)		34,195	13,684	2,036	0	30,640
Less:						
Partial Return		(20,000)	0	0	0	(20,000)
Indicative final return	5		(10,640)			(10,640)
Projected cash balance		14,195	3,044	2,036	0	0

Source: KGM and KPMG Corporate Finance analysis

Notes:

1 KGM is entitled to the release of an environmental security deposit of $4.8 million held by the Westpac Bank for the benefit of the Department of Natural Resources and Mines ("DNR&M"). The release is conditional upon:

- KGM having completed rehabilitation earthworks;
- the EPA accepting a revised Plan of Operations (submitted in March 2002) which details the work and care and monitoring programs from March 2002 to July 2004 at an estimated cost of $1.5 million; and
- KGM having put in place a revised security deposit. KGM's proposed Plan of Operations provides for the revised security deposit of $383,000.

The EPA is required to process the revised Plan of Operations within 28 days.

2 KGM auctioned the balance of the Company's plant on 11 April 2002. The proceeds from this auction were $1.44 million.

3 KGM has assessed cash costs in respect of the rehabilitation. The major components include:

- salaries for personnel on site, consultancies and reseeding in 2002; and
- reclamation and ongoing maintenance from 2003 to 2010.
- KGM considers that the costs provided beyond 2004 are of a contingent nature. The mining lease over the mine site expires in 2004.

4 KGM expects to incur corporate operating costs of $200,000 per year through to June 2004, and $100,000 per annum thereafter until 2010.

5 As noted, this cash flow projection does not in fact represent a future cash flow projection of the Company, as the directors intend to complete a final capital return to shareholders as soon as possible; hence the final return shown in 2003 in this model is indicative only.

Contingent costs

7.5 KGM engaged URS to assess the risk of potential events arising at the mine site from past mining operations and the quantum of costs associated with such risks.

7.6 URS quantified five risk events which they assessed as having a credible likelihood of occurrence and significant cost consequence if they occurred. URS quantified the cost of those events on a net present value basis at $483,000. URS recommended that this amount be provided as a component of "a post-relinquishment fund" ie a fund established by KGM to cover the risk of possible future adverse environmental or public safety effects, originating from the Company's mining activities.

7.7 URS's assessment has been reviewed by Dr Robert Loch of Landloch Pty Ltd ("Landloch"), an independent land rehabilitation and erosion control specialist, engaged for the purpose of this independent expert's report.

7.8 We have satisfied ourselves as to the independence and qualifications of Landloch and have placed reliance on Landloch's report.

7.9 For the purpose of this report, Landloch assessed that the risk events identified by URS, the probabilities of those events occurring and quantification of the cost of those events was consistent with the information available for the mine site.

7.10 KGM estimates the total contingency allowance for post closure commitments to be $1,500,000 including URS's estimated contingent costs and these are included in the projected cash flows at table 8.

7.11 KGM's cash flow projections show a projected amount of $10,640,000 available for a final return allowing for the realisation of assets and settlement of liabilities, the payment of expected rehabilitation costs and other operating costs, contingent costs and the payment of the Partial Return. Therefore, the amount and timing of the Partial Return will allow KGM to meet its future cash flow obligations.

8. Assessment of the possible impact of the Partial Return on KGM's share price

8.1 The trading price of KGM shares on ASX is indicative of the market's assessment of the amount available for distribution to shareholders after paying costs associated with closing the mine and rehabilitating the site.

8.2 The closing price of KGM shares was 21.5 cents on 11 April 2002. We have estimated a cash backing per KGM share of 24.5 cents, after deducting from the cash balance as at 31 December 2001, expected future net cash outflows, including costs associated with closing the mine.

8.3 Our analysis therefore shows that the ASX price of KGM shares is less than our assessed cash backing per share. We consider that the lower share price relative to the expected cash backing per share reflects a discount for the opportunity of being able to immediately realise cash through a sale of KGM shares on ASX compared to a realisation through the Partial Return and any later return of capital to shareholders.

8.4 This analysis is shown in the table below:

Table 9: KGM share price compared to the estimated cash backing per share

KGM Share Price	Table	
Market capitalisation – 11 April 2002 ($'000)		26,875
Number of shares on issue ('000)		125,000
Closing share price – 11 April 2002 (cents)		**21.5**
Assessment of estimated cash backing per share		
Opening cash as at 31 December 2002 ($'000)		33,273
Less: Expected future costs (excluding the Partial Return)		(2,633)
Estimated cash balance after future net cash flows ($'000)	8	30,640
Number of shares on issue ('000)		125,000
Estimated cash backing per share after future net cash flows (cents)		**24.5**

8.5 In the event that the Partial Return is approved by shareholders and implemented, 100 million shares will be cancelled and $20,000,000 will be returned to shareholders. We have estimated that the remaining shares will have a cash backing of 43 cents per share as shown in the table below:

Table 10: Calculation of the estimated cash backing per share, if the Partial Return is implemented

	Table	
No. of shares on issue after the Partial Return		25,000
Projected cash backing	8	10,640
Cash backing per share (cents)		**0.43**

8.6 If the Partial Return is implemented, the Company will apply to ASX to have share trading suspended at the close of business on 7 June 2002. The Company anticipates that the reduction of its capital via the cancellation will occur on 21 June 2002.

9. Assessment of the fairness and reasonableness of the Partial Return

9.1 In assessing whether shareholders in KGM are likely to be better off if the Partial Return proceeds than if it does not, we have considered various advantages and disadvantages that are likely to accrue to shareholders if the Partial Return proceeds together with other considerations as set out below.

Advantages

Shareholders will receive funds earlier

9.2 As stated in section 17 of the Explanatory Statement, if the Partial Return is not approved, shareholders will have to wait until the mine closure plan is finalised before receiving any return of capital.

The Partial Return will enable shareholders to invest, or otherwise apply the proceeds, at their own discretion

9.3 The KGM board does not intend to further invest in gold mining or any other activity. Therefore the Partial Return will enable shareholders to invest, or otherwise apply the proceeds, at their own discretion.

The Partial Return will allow KGM to meet its future cash flow obligations

9.4 We have reviewed KGM's projected cash flows, as shown at table 8, which includes the Partial Return. KGM's cash flow projections show that the amount and timing of the Partial Return will allow KGM to meet its future cash flow obligations.

Disadvantage

If the partial return is approved, the Company will apply to ASX for KGM shares to be suspended from trading

9.5 In the event that shareholders approve the Partial Return, the Company will apply to ASX to have share trading suspended on 7 June 2002. The Company anticipates that the cancellation of shares will occur two weeks later on 21 June 2002.

9.6 Therefore, if the Partial Return is implemented, shareholders will not be able to sell their shares on ASX after 7 June 2002. However, we would expect that a buyer of KGM shares on ASX would expect a discount from the intrinsic value of the shares in compensation for the uncertainties of the amount and timing of the ultimate return of capital. Accordingly, any exit from investment in KGM by shareholders through a sale on ASX would be likely to realise a lower price than shareholders could expect through waiting for capital to be returned.

Other considerations

Shareholders are treated equally

9.7 The Partial Return is an equal capital reduction. Shares will be cancelled in an equal manner with 80% of each shareholder's shares cancelled.

Taxation

9.8 KGM directors have received independent advice in relation to the tax implications of the Partial Return. This advice has been provided in section 15 of the Explanatory Statement.

9.9 The taxation and general financial positions of each shareholder may differ. Accordingly, shareholders should seek their own professional advice in relation to the tax issues arising from the Partial Return and their own tax circumstances.

Alternatives to the Partial Return

9.10 The directors have considered a number of alternatives to the Partial Return as outlined in section 18 of the Explanatory Statement. In the directors' assessment, the Partial Return offers superior net benefits than the alternatives.

9.11 Other options considered by the directors included:

- payment of a dividend;
- on-market buy-back;
- off-market buy-back; and
- proposals from third parties to sell particular mining and exploration properties to the Company in exchange for shares in the Company.

9.12 As noted in the Explanatory Statement:

- The payment of a dividend was not considered to be appropriate since KGM had insufficient retained earnings to pay the dividend and the Company's lack of franking credits would reduce the after-tax value of capital returned to shareholders.
- An on-market buy-back would have involved KGM purchasing its shares in the ordinary course of trading. This was not considered to be practical given the low liquidity of the Company's shares.
- An off-market buy-back was not selected due to the implementation costs and the possibility that a large number of shareholders would not participate despite the fact that participation may be in their interests.
- KGM considered proposals from third parties to sell particular mining and exploration properties to the Company in exchange for shares in the Company.

Conclusion

9.13 Having considered the advantages and disadvantages and other considerations set out in paragraphs 9.2 to 9.13, in our opinion the Partial Return is ***fair and reasonable*** to shareholders of KGM as at the date of this report.

Appendix 1: Sources of information

In preparing this report and arriving at our opinion, we have considered, amongst others, the following sources of information:

- Explanatory Statement to be provided to shareholders in KGM;
- KGM annual reports for the years ended 31 December 1999 and 2000;
- KGM financial statements for the year ended 31 December 2001;
- KGM announcement to ASX dated 6 March 2002;
- ASX Perpetual Registrars Limited KGM Investors Report as at 28 March 2002;
- KGM's internal cash flow forecasts;
- memorandum of advice in relation to the tax implications of two options to return of capital shareholders of KGM by PricewaterhouseCoopers dated 20 March 2002;
- executive summary of a report by URS for KGM dated 11 February 2002;
- report of Landloch dated 10 April 2002;
- Bloomberg (online financial markets service); and
- discussions with various executives of KGM.

Appendix 2: Qualifications and declarations

This report is provided to the directors of KGM solely for the purpose of expressing our opinion as to whether the Partial Return by KGM is fair and reasonable to the existing shareholders of KGM. This report is not provided for any other reason whatsoever and may not be relied upon by any person for any other purpose. It should not be used as the basis for any investment or lending decision relating to KGM.

Neither the whole nor any part of this report or its attachments or any reference thereto may be included in or attached to any document, other than the Explanatory Statement to be sent to KGM shareholders in relation to the Partial Return, without the prior written consent of KPMG Corporate Finance as to the form and context in which it appears.

Qualifications

KPMG Corporate Finance is a member firm of KPMG and is a licensed dealer within the terms of the Corporations Act. KPMG Corporate Finance provides a full range of corporate advisory services and has advised on numerous corporate valuations, restructures and mergers and acquisitions.

The following persons, whose qualifications and experience are stated below and which are appropriate to the tasks performed, were responsible for the preparation of this report.

Steve Scudamore, MA (Oxon) FCA ASIA is a director and authorised representative of KPMG Corporate Finance as well as a partner of KPMG. Steve has been personally involved in and completed many independent expert reports and valuation assignments conducted by KPMG Corporate Finance.

Peter Hoare, BBus MBA CA ASIA is a senior executive and authorised representative of KPMG Corporate Finance. He has specialised for over ten years in corporate valuations and mergers and acquisitions and has prepared numerous independent expert reports and valuation reports for mergers and restructures.

Disclosure of interest

At the date of this report, none of KPMG Corporate Finance, KPMG, Steve Scudamore, Peter Hoare, nor any other member, director or partner of any of KPMG Corporate Finance or KPMG has any interest in the outcome of the Partial Return, except that KPMG Corporate Finance is entitled to receive professional fees for the preparation of this report based on time occupied at normal professional rates. The fees payable to KPMG Corporate Finance are payable regardless of the outcome of the Partial Return.

With the exception of these fees, neither of KPMG Corporate Finance nor KPMG will receive any other benefits, whether directly or indirectly, for or in connection with the making of this report.

Consent

KPMG Corporate Finance

KPMG Corporate Finance consents to the inclusion of this report in the form and context in which it is included with the Explanatory Statement to be issued to KGM's shareholders. Neither KPMG Corporate Finance nor KPMG has been involved in the preparation of the Explanatory Statement. Accordingly, we take no responsibility for the content of the Explanatory Statement.

Landloch

Landloch has consented to reference being made to their report in the form and context in which it is referred to in this report.

Reliance on information

The sources of information upon which this report has been based are set out in Appendix 1 to this report. Whilst neither KPMG Corporate Finance, nor any associate thereof has no reason to believe that such information is anything but reliable and accurate, KPMG Corporate Finance has not in any way caused such information to be independently verified or audited. We have however evaluated the information provided by KGM, as well as other parties, through inquiry, analysis and review and nothing has come to our attention to indicate the information provided was materially misstated or did not afford reasonable grounds upon which to base our opinion. We have no reason to believe that any information relied on by us is incomplete or incorrect.

The opinion of KPMG Corporate Finance is based on prevailing market, economic and other conditions at the date of this report. Conditions can change over relatively short periods of time. Any subsequent changes in these conditions could impact upon value either positively or negatively.

We have had discussions with the directors and management of KGM regarding the information contained in this report. There was no alteration to the methodology, conclusions or recommendations in this report as a result of these discussions.

A draft of this report was provided to the directors of KGM for review for factual accuracy of the information contained herein. No changes were made to the conclusions of the draft report on the basis of factual information provided by KGM.

As this report has been prepared specifically for shareholders, neither KPMG Corporate Finance, KPMG, nor any director, member or employee thereof undertakes responsibility to any other person in respect of this report, including any errors or omissions howsoever caused.

Indemnification

A condition of KPMG Corporate Finance's agreement to prepare this report was that KGM provide an indemnity to KPMG Corporate Finance in relation to various matters including an indemnity for any and all losses, claims, damages and liabilities arising out of or related to reliance on information provided by the Company.

ACN 009 593 711

All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1232
Telephone: (02) 8280 7111
Facsimile: (02) 8280 7646
ASX Code: KGM
Email: registrars@aprl.com.au
Website: www.registrars.aprl.com.au

APPOINTMENT OF PROXY

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member/members of Kidston Gold Mines Limited hereby appoint

A [ ] **OR** failing such appointment or in the absence of that person **the Chairman of the Meeting**

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 11.00am on Thursday, 30 May 2002 or at any adjournment or postponement thereof. Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. Please forward the proxy to the Company at the address or fax number quoted above.

Should you desire to direct your proxy how to vote on any resolution please insert (X) in the appropriate box. In the absence of a direction the proxy may vote at the proxy's discretion. An abstention will not be counted for the purposes of calculating the percentage of votes cast for, or against, a motion.

	For	*Against*	*Abstain*
Resolution 1 Accounts and Reports			
Resolution 2 Re-election of Mr Patrick Walter Sankey			
Resolution 3 Partial return of Capital			
Resolution 4 Other Business			

B **SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Director	Director/Company Secretary (Delete one)	Sole Director and Sole Secretary

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act* 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act* 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Our privacy policy is available on our website (www.registrars.aprl.com.au).

KGM PRX001